SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                    FORM 11-K

                                 ---------------


/x/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of
    1934 (No Fee Required)

For the Fiscal Year Ended December 31, 2000

                                       OR

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from                                   to

Commission file number 333-

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Spectrasite Holdings, Inc.
                          Employee Stock Purchase Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Spectrasite Holdings, Inc.
                       100 Regency Forest Drive, Suite 400
                                 Cary, NC 27511

ITEMS 1 AND 2

FINANCIAL STATEMENTS

                                                             Page Number
                                                            In This Report

Report of Independent Auditors                                      3

    Statement of Net Assets Available for Benefits as of
       December 31, 2000                                            4

    Statement of Changes in Net Assets for the year ended
        December 31, 2000                                           5

    Notes to Financial Statements                                   6

Signature                                                           8

EXHIBIT

23  Consent of Independent Auditors                                 9

REPORT OF INDEPENDENT AUDITORS

Sponsor and Participants
SpectraSite Holdings, Inc.
Employee Stock Purchase Plan

We have audited the accompanying statement of net assets available for benefits of the SpectraSite Holdings, Inc. Employee Stock Purchase Plan (the "Plan") as of December 31, 2000 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young
-----------------
ERNST & YOUNG
Raleigh, North Carolina
February 16, 2001

SPECTRASITE HOLDINGS, INC.
EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2000
--------------------------------------------------------------------------------


ASSET:
Receivable from Plan Sponsor                                          $361,449

LIABILITY:
Distribution due to Plan participants                                   361,449
                                                                       --------
Net assets available for benefits                                     $    -
                                                                      =========

SPECTRASITE HOLDINGS, INC.
EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------

ADDITION TO NET ASSETS ATTRIBUTABLE TO:
  Employee Contributions                                              $387,728

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
  Withdrawals from Plan                                                (26,279)
  Distribution due to active Plan participants                        (361,449)
                                                                       --------
CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS                                -

NET ASSETS  AVAILABLE FOR BENEFITS:
  Beginning of period                                                      -
                                                                       --------
  End of Period                                                   $       -
                                                                  =============

SPECTRASITE HOLDINGS, INC.
EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------

1.   DESCRIPITON OF PLAN

     The SpectraSite Holdings, Inc. Employee Stock Purchase Plan (the "Plan") is a self-funded contributory stock purchase plan which provides employees the option to purchase stock at a discounted price.

     General - The Plan was adopted by SpectraSite Holdings, Inc. (the "Plan Sponsor") during 1999 to allow eligible employees to purchase shares of Plan Sponsor common stock (up to 1 million shares in the aggregate) at a discounted price. Employees who, at the beginning of each offering period, customarily work 20 hours or more per week, are eligible to participate in the Plan. The purchase price for each share issued under the Plan is 85% of the lesser of the fair market value of a share at the first or last date of each offering period. The Plan became effective January 1, 2000, and the first six-month offering period began on September 1, 2000. Unless an employee has previously withdrawn from the Plan, shares will be purchased on March 1, 2001 based on contributions to date. Employee payroll deductions under the Plan are included with the general funds of the Plan Sponsor and are subject to the creditors of the Plan Sponsor.

     Contributions - Contributions to the Plan are made by the participants based on the amount of participant elections. Contributions to the Plan are commingled with the general assets of the Plan Sponsor. Participants' contributions are limited to $25,000 per year. Contributions are made primarily through automatic payroll deductions.

     Distributions - Upon written request, participants may withdraw their total contributions or cease their contributions prospectively. In the event of termination of employment, any contributions will be refunded.

     Administrative Expenses - The Compensation Committee of the Board of Directors of the Plan Sponsor administers the Plan. The expenses of administering the Plan are paid by the Plan Sponsor.

     Vesting and Termination - At all times, each Plan participant has a fully vested, nonforfeitable right to all cash amounts withheld from his or her paychecks. The Plan may be terminated by the Board of Directors of the Plan Sponsor at any time.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements are presented on the accrual basis of accounting. The receivable from the Plan Sponsor represents accumulated payroll deductions less amounts disbursed for withdrawals.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   INCOME TAXES

     It is intended that the right to purchase shares of common stock under the Plan shall constitute an option granted by the Plan sponsor pursuant to an "employee stock purchase plan" within the meaning of section 423 of the Internal Revenue Code, and that such shares, for tax purposes, shall be treated in accordance with the provisions thereof.

     An employee is not considered to have income for federal income tax purposes from the granting of a right to purchase shares. Amounts deducted from an employee's compensation do not reduce the amount of his or her income for tax purposes.

                                    SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

                                        SPECTRASITE HOLDINGS  INC.
                                        EMPLOYEE STOCK PURCHASE PLAN


Dated:  March 20, 2001                  By: /s/ John H. Lynch
                                        --------------------------------------
                                        SPECTRASITE HOLDINGS, INC.
                                        Corporate Secretary